January 10, 2005

Via Facsimile and U.S. Mail

Michael J. Smith
Blue Earth Refineries, Inc.
8th Floor, Dina House
Ruttonjee Centre, 11 Duddell Street
Central, Hong Kong SAR, China

      Re:	Blue Earth Refineries, Inc.
      	Amendment No. 2 to Form 20-F filed on December 22, 2004
      	File No. 0-50971

Dear Mr. Smith:

	We have reviewed the revised filing and response letter and have the following comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Blue Earth Refineries Inc. financial statements for the year ended
June 30, 2004
Note 8.  Equity Method Investee
1. We note your response to prior comments 4 and 10 and your revised disclosure on page 40 of the filing. FASB Concept 6 defines assets as "probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events." Based on the fact that you are unable to determine when the 36569 Yukon refinery is going to begin operations, let alone begin recognizing positive cash flows, and that 4025776 Canada Inc does not have the resources to repay the debt without the operations of the 36569 Yukon refinery, it is unclear to us how this asset is not impaired, either completely or partially. Please revise your accounting and/or provide a discounted cash flow analysis that supports the recoverability of this asset.

2. Please revise note 8 to state that the principal amount of the debenture is 4,242,000 Euros. Also, disclose how you account for changes in the carrying value caused by exchange rate fluctuations.

Closing Comments
      As appropriate, please respond to these comments by amending the filing and submitting a response letter via EDGAR and "tagged" as correspondence. You may wish to provide us with marked copies of the amendment to expedite our review.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please direct accounting comments to Tracey Houser at (202) 942-1989 or, in her absence, to Al Pavot at (202) 942-1764 and direct questions regarding mining or engineering to George Schuler at
(202)
824-5527. Direct questions on other disclosure issues to Chris Edwards at (202) 942-2842. You may also call the undersigned Assistant Director at (202) 942-1950, who supervised the review of your filing.



Sincerely,



Pamela A. Long
Assistant Director

Cc:	Virgil Z. Hlus, Esq.
	Herbert I. Ono, Esq.
Clark, Wilson
Barristers & Solicitors
Suite 800-885 West Georgia Street
      Vancouver, British Columbia, Canada V6C 3H1
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Michael J. Smith
Blue Earth Refineries, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE